Exhibit 99.1

Nano Labs Launches iPollo ClawPC A1 Mini, a Dedicated Hardware Solution
for the OpenClaw AI Agent Ecosystem

Hong Kong, March 6, 2026 (Globe Newswire) -- Nano Labs Ltd (Nasdaq: NA) (the “Company,” “we,” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced the official launch of iPollo ClawPC A1 Mini , a new product under its sub-brand iPollo.

This product is a dedicated hardware solution designed to efficiently and conveniently support the OpenClaw AI Agent System. Engineered to address diverse usage scenarios, including gaming, professional content creation, and smart office environments, it delivers an efficient, fluent, and localized AI-powered intelligent experience for users.

OpenClaw is an open-source autonomous AI agent platform designed to build intelligent assistants capable of reasoning, retaining memory, and executing tasks across digital systems. It is an autonomous agent that can execute tasks via large language models, using messaging platforms as the main user interface.

Following its development roadmap, Nano Labs plans to subsequently launch iPollo Claw OS, along with a dedicated Skill Hub tailored for the OpenClaw ecosystem. The Company also intends to introduce additional OpenClaw-compatible hardware products through the iPollo Store (ipollo.com). This product lineup aims to establish an integrated ecosystem spanning terminals and operating systems, as well as both hardware and software.

Mr. Jianping Kong, Chairman and CEO of Nano Labs, commented: “The launch of iPollo ClawPC A1 Mini represents not only an evolution in AI software and hardware integration but also a meaningful step forward in our vision for the emerging Web 4.0 Era. We aim to elevate AI from a supportive tool to an independent and collaborative digital entity. This innovation underscores our commitment to driving technological transformation across the broader industry.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com